Exhibit 23.1


                     [Letterhead of Moores Rowland Mazars]



                        Consent of Independent Auditors



We consent to inclusion in Form 8-K of Universal Flirts Corp. dated March 31, 2005 in relation to the changes in control of registrant and the completion of acquisition of assets of our report dated January 27, 2005 relating to the combined balance sheets of United First International Limited and it subsidiary as of September 30, 2004 and December 31, 2003 and the related combined statements of operations, changes in stockholders' equity and cash flows for the nine months period ended September 30, 2004 and period from May 6, 2003 to December 31, 2003.


/s/ Moores Rowland Mazar

Moores Rowland Mazar
Chartered Accountants
Certified Public Accountants
Hong Kong

Dated:  April 4, 2005